SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF DAY STRATEGY OUTLOOK MARCH 10TH, 2023

IMPORTANT NOTICE Safe harbor statement under the U.S. Private Securities Litigation Reform Act of 1995 (the “Private Securities Litigation Reform Act”). This document contains statements that YPF believes constitute forward-looking statements under within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”). In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC or an exemption from such registration. Cautionary Note to U.S. Investors — The United States SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. As of 4Q2022, the financial information in this document is expressed, unless otherwise indicated, in US dollars corresponding to the functional currency of YPF S.A. The information is based on the financial statements prepared in accordance with IFRS in force in Argentina. On the other hand, the financial information of previous periods is restated in US dollars corresponding to the functional currency of YPF S.A (in replacement of the individual financial results of YPF S.A. expressed in Argentine pesos divided by the average exchange rate for the period).

STRATEGIC PATH UNIQUE OPPORTUNITIES TO EVOLVE OUR PRIMARY FOCUS OVER THE NEXT 25 YEARS The efficiencies secured in our Vaca Muerta operations and the proven available resources will lead the transformation of the Argentine economy while reducing the global carbon footprint 2023 - 2035 MONETIZATION OF CRUDE OIL 2027 - 2050 MONETIZATION OF NATURAL GAS - LNG 2030 - 2050 GREEN HYDROGEN, LITHIUM AND OTHER CLEAN ENERGIES MAXIMING ECONOMIC VALUE FOR OUR SHAREHOLDERS WHILE CONTRIBUTING TO GLOBAL DECARBONIZATION

STRATEGIC PILLARS MONETIZATION OF CRUDE OIL MONETIZATION OF NATURAL GAS - LNG GREEN HYDROGEN, LITHIUM AND OTHER CLEAN ENERGIES SHORT TERM (2023 – 2025) MID TERM (2026 – 2030) LONG TERM (2031 – 2050) Vaca Muerta Midstream EOR Midstream COD New shale beyond Vaca Muerta Offshore appraisal Offshore development Local market -Plan Gas Midstream 1st stage LNG FID 1st stage LNG execution Regional exports Full LNG project Renewables - YPF Luz Lithium exploration Clean hydrogen pilots Acceleration of renewables Lithium appraisal 1st H2 commercialized Clean hydrogen potential and Lithium production Offshore exploration Industrial expansion 2nd stage LNG FID

Development Cost Lifting cost Break Even Price ~8-10 ~4-5 ~35-40 (USD/ BOE) MONETIZATION OF CRUDE OIL 16 B (BBL) 6,6 B 7,5 B Source: EIA 2013 report and company's current internal expectations of project development CORE HUB SHALE OIL PORFOLIO Loma Campana (50%), La Amarga Chica (50%), Bandurria Sur (40%) and Aguada del Chañar (100%) Acres (gross) 215,000 20% 50% 2022 2023 E 2024 E 2025 E 2026 E 2027 E % OF WELLS DRILLED OVER TOTAL POTENTIAL (3,000 wells total fulfillment) NEW SHALE OIL DEVELOPMENTS Narambuena (50%), Bajo del Toro (50%), Sur de los Lagos (100%), Lindero Atravesado (38%), among others. Acres (gross) 450,000 % OF WELLS DRILLED OVER TOTAL POTENTIAL (2,850 wells total fulfillment) 2% 14% 2022 2023 E 2024 E 2025 E 2026 E 2027 E EXPLORATION CAPEX ~550 MUSD 2023-2027 Off-shore and Palermo Aike main projects

MONETIZATION OF NATURAL GAS - LNG (TCF) Source: EIA 2013 report 308 130 NATURAL GAS DEMAND 1.8 TCF DEMAND 2.4 TCF 3.6 TCF (*) 25 Mm3/d 1st stage / 95 Mm3/d 2nd and 3rd stage (*) (Mm3/d) RESOURCES/ PRODUCTION 170 years 125 years 85 years (*) Subsequent project stages adding ~20 MTPA Strategic association with Petronas (MOU) 1st stage at ~5 MTPA, FID expected by 2H 2024 Dedicated 600 km upgradable gas pipeline 1,500 - hectare Bahia Blanca port site reserved New regulatory framework expected in coming months E E

Source: US Geological Survey (Jan 2023) and company's current internal expectations of project development 8.5 MTPA Green H2 (potential per port) 106 MT LCE GREEN HYDROGEN, LITHIUM AND OTHER CLEAN ENERGIES (MTLCE) WORLDWIDE LCE RESOURCES Source: Own elaboration based on US Geological Survey, Mineral Commodity Summaries, January 2023 (Constant 2021 U$S/kg) LEVELIZED COST OF H2 TOP 10 COUNTRIES Source: 2H 2022 Levelized Cost of Hydrogen Update – BNEF 52% YPF’s wind capacity factor 2022 through YPF Luz. 40% to 70% Electricity in green H2 production cost ~100 GW Wind power potential per port in Patagonia. vs 830 GW global 2021 wind capacity 20% Of worldwide Lithium resources in Argentina. 2nd Largest renewable energy producer in Argentina. Through YPF Luz (1) Source: US Geological Survey (Jan 2023) / (2) Source: Global Wind Report 2022 - GWEC (1) (2)

WORKING TO RESPONSIBLY REDUCE OUR VACA MUERTA GHG EMISSIONS INTENSITY UPSTREAM GHG INTENSITY EMISSIONS PER COUNTRY (1) (1) Source: McKinsey (2) YPF VM considers Scope 1 and 2 shale oil and shale gas emissions POTENCIAL GHG ABATEMENT OPTIONS FOR UNCONVENTIONAL UPSTREAM YPF (1) REDUCTION STRATEGIES FLARING Zero routine flaring expected for 2030. Infrastructure and gathering development, operational best practices. METHANE EMISSIONS Fugitives’ emissions management and LDAR programs. First aerial flight recognition in 2022. GAS COMBUSTION Operational optimization, energy efficiency, compressor electrification. DIESEL COMBUSTION Rig electrification and dual-fuel frac sets. Energy management system. ENERGY EFFICIENCY Increasing proportion of lower power carbon sources. (Kg CO2e/boe) 8 14 16 20 21 22 24 33 36 42 Global Average: 23.0 Norway Saudi Arabia YPF VM USA Russia Brazil UK Nigeria Qatar Mexico (2) 16 Kg <10 Kg Emission intensity Shale 2022 Flaring ElectrifyIng LDAR/ Methane Energy optimization Emission intensity Shale 2030 OFFSETS AND/OR FUTURE TECHNOLOGICAL DEVELOPMENTS (1) Scope 1 and 2 emissions

KEY MILESTONES 2021 - 2022 PRODUCTION STABILIZED AND STARTED TO GROW SOLID RESULTS WITH A REMARKABLE RECOVERY STRONG CASH GENERATION FOLLOWED BY SIGNIFICAT DELEVERAGING 7% production growth in 2022 - the largest in the last 25 years Impressive expansion in shale production World-class shale operations efficiencies 01 02 03 Results 2022 – record high net income and top #3 EBITDA Closely followed rallying international prices Macroeconomic environment challenging our cost base 01 02 03 Positive FCF during the last 3 years Significant reduction in net leverage Strong liquidity position and manageable short-term maturities 01 02 03 (KBOE/d) (In Bn US$ ) (In Bn US$ / x Times )

TARGETS 2023 PRODUCTION CAPEX +8% OIL +30% SHALE (KBBL / D) +3% YPF CRUDE OIL PRODUCTION ~5.0 Bn US$ +20% vs 2022 1.3 Conventional 2.3 Shale 1.1 Downstream 0.3 Others NET LEVERAGE RATIO <1.75 x UPSTREAM OIL: 65% NATURAL GAS 35% SHALE FACILITIES 32% DRILLING : 68% +8% +10% vs. 4Q22 NATURAL GAS +15%

→ MEDIUM TERM TARGETS / 5 YEAR OUTLOOK

YPF

UPSTREAM	OIL PRODUCTION **~2x**	NATURAL GAS PRODUCTION* **~+30%**	CONVENTIONAL OIL PRODUCTION **Stable**	OIL PRODUCTION EXPORTED BY 2027 **35-40%**
SHALE	OIL PRODUCTION **~4x**	NATURAL GAS PRODUCTION* **~2x**	SHALE PRODUCTION BY 2027 **~70%**	OIL DEVELOPMENT COST REDUCTION **~10%**
FINANCIALS	CAPEX (*) (ANNUAL AVERAGE) (BUSD) **5-6**	FCF POSITIVE **2025+**	LEVERAGE RATIO BY 2027 **≤1.5x**	EXCESS CASH FOR LONG TERM OPPORTUNITIES (BUSD) **~6-9**

(*) Forecasts do not include LNG project which is subject to FID

CASH FLOW SENSITIVITIES Adequate capital structure to enable growth potential on the back of positive free cash flow in 2020-22 Incremental crude exports over time shall reduce dependency on local market price sensitivities Capital efficiency in shale operations provides resiliency to changing global dynamics in the medium-term 2021 - 2022 2023 – 2024 E 2025 – 2027 E (Billon USD annual average) BRENT 100 BRENT 80 BRENT 60 DIVIDENTS CAPEX INTEREST CCFO CAPEX+INT+DIV CCFO CAPEX+INT+DIV CCFO CAPEX+INT+DIV

WORLD-CLASS RESOURCES Unique crude oil portfolio – Core Hub and beyond Plenty of shale gas resources to become a sizable LNG exporter Untapped lithium + renewable potential for efficient green H2 production PROVEN TRACK RECORD Largest shale operation outside North America Top of the class competitiveness despite early-stage development Credibility gained through years working alongside international partners FOCUSED STRATEGY WITH PRUDENT FINANCIAL APROACH Monetization of HC resources at full speed within healthy leverage ratios Maximizing value for our shareholders while contributing to global decarbonization Opportunity to transform Argentina's balance of payments KEY TAKEAWAYS

QUESTIONS AND ANSWERS YPF DAY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 10, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer